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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549              ---------------
                                                                 SEC FILE NUMBER
                                   FORM 12B-25                      0-19681
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                          NOTIFICATION OF LATE FILING              CUSIP NUMBER
                                                                    800422107
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(CHECK ONE):  [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
              [ ] Form 10-D   [ ] Form N-SAR  [ ] Form N-CSR

      For Period Ended: SEPTEMBER 29, 2005
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      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:
                                       -----------------------------------------

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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

JOHN B. SANFILIPPO & SON, INC.
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Full Name of Registrant


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Former Name if Applicable


2299 BUSSE ROAD
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Address of Principal Executive Office (STREET AND NUMBER)


ELK GROVE VILLAGE, ILLINOIS 60007
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City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |    (a)  The reason described in reasonable detail in Part III of this
      |         form could not be eliminated without unreasonable effort or
      |         expense;
      |
      |    (b)  The subject annual report, semi-annual report, transition report
      |         on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X|   |         portion thereof, will be filed on or before the fifteenth
      |         calendar day following the prescribed due date; or the subject
      |         quarterly report or transition report on Form 10-Q or subject
      |         distribution report on Form 10-D, or portion thereof, will be
      |         filed on or before the fifth calendar day following the
      |         prescribed due date; and
      |
      |    (c)  The accountant's statement or other exhibit required by Rule
      |         12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Registrant needs additional time to complete the preparation of its financial statements and related disclosures required in its Quarterly Report on Form 10-Q for the quarter ended September 29, 2005. Although the Registrant is seeking to complete this process as quickly as possible, the preparation of the Quarterly Report on Form 10-Q cannot be completed within the prescribed time period without unreasonable effort or expense.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       MICHAEL J. VALENTINE             (847)                     871-6509
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            (Name)                   (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the Company's November 1, 2005 press release, the Company reported a net loss for the quarter ended September 29, 2005 of $1.5 million or $0.14 per diluted share, versus net income for the first quarter ended September 23, 2004 of $2.6 million, or $0.24 per diluted share. Based upon current information, the Company expects to report a slightly lower net loss for the first quarter of fiscal 2006 than reported in the Company's November 1, 2005 press release.



                         JOHN B. SANFILIPPO & SON, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  NOVEMBER 9, 2005                       By  /S/ MICHAEL J. VALENTINE
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                                                Executive Vice President
                                                Finance, Chief Financial
                                                Officer and Secretary